[LETTERHEAD OF RALPH LAUREN CORPORATION]

Contact Information:
Christopher H. Peterson
Senior Vice President and Chief Financial Officer
Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022
1-212-318-7232 (telephone)
1-212-813-7705 (facsimile)
Via EDGAR Correspondence

August 21, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE: Ralph Lauren Corporation
Form 10-K for the Fiscal Year Ended March 30, 2013
Filed May 23, 2013
File No. 001-13057

Dear Ms. Jenkins:

We are writing in response to the follow-up comment contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Christopher H. Peterson, Chief Financial Officer of Ralph Lauren Corporation (the “Company”), dated July 29, 2013 (the “Comment Letter”) regarding the above referenced filing. The Staff's comment and related response from the Company are set forth below. We want to express our appreciation of the Staff's willingness to discuss this comment with us during our phone conversations.

Form 10-K for the Fiscal Year Ended March 30, 2013
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37
Results of Operations - Fiscal 2013 Compared to Fiscal 2012, page 42

1.	We reviewed your response to our prior comment 1. Please provide us with your comparable store sales excluding e-commerce for Fiscal 2013 and each quarter therein.

Response: As outlined in our initial response dated July 24, 2013, we operate one omni-channel retailing strategy in which e-commerce is strongly intertwined with our physical stores. In the past 18 months, we have implemented and increased our investment in, and use of, various technologies and processes that have led to less distinction between our physical store and e-commerce business and plan to, or are currently implementing, various other retail integration strategies. As previously mentioned, examples of our current omni-channel integration are as follows:

•	our in-store salespeople are able to use a computer or tablet to allow the customer to make online purchases in order to broaden their shopping experience;

•	our customer may use our physical store locations and e-commerce sites in tandem to explore, try on, and ultimately purchase our apparel;

•
our physical stores and e-commerce operations operate from a shared stock of inventory, so items purchased online may be fulfilled through inventory at our physical stores and, conversely, out of stock items purchased at our physical stores may be shipped to our customer as if it were an online sale;

•	our inventory is sourced as a consolidated purchase order;

•	items purchased online can be returned by our customers to our physical stores;

•	our gift cards can be used in our physical stores or online;

•	we aim to align promotions and discounts across our physical stores and e-commerce sites in terms of both discount and duration; and

•
our investments in both process and system improvements are in support of developing a holistic view of our customer so that we can satisfy our customer's demand for any product category at any time in a seamless manner, regardless of purchase method.

Per your request, the tables below show the change in our comparable store sales, both as reported and excluding the effect of foreign currency, presented in total and separately for e-commerce for Fiscal 2013 and each quarter therein. Based upon how we classify sales as attributable to our physical stores or e-commerce, the change in comparable store sales excluding e-commerce was approximately 1 to 2 percent lower than our total change in comparable store sales for each period presented.

	Three Months Ended				Fiscal Year ended
	June 30, 2012	September 29, 2012	December 29, 2012	March 30, 2013	March 30, 2013
Change in comparable store sales as reported:
E-commerce sales	18.8%	19.2%	20.9%	12.6%	18.0%
Total change in comparable store sales as reported	1.0%	3.4%	3.5%	2.6%	2.9%

	Three Months Ended				Fiscal Year ended
	June 30, 2012	September 29, 2012	December 29, 2012	March 30, 2013	March 30, 2013
Change in comparable store sales excluding the effect of foreign currency:
E-commerce sales	19.4%	20.3%	21.0%	12.5%	18.4%
Total change in comparable store sales excluding the effect of foreign currency	2.9%	5.2%	3.9%	3.9%	4.2%

Based on our discussions with the Staff and in response to the Staff's comment, we will, in future filings, present comparable store sales as a consolidated metric, in addition to separately quantifying e-commerce comparable sales, and appropriately discuss the impact of such changes on our operations, as we believe this to be most meaningful to investors. As per the Staff's request, below is the proposed disclosure which has been marked to show changes from the disclosure in our Form 10-Q for the quarter ended June 29, 2013 (the first quarter of our Fiscal 2014, as filed on August 8, 2013):

“Retail net revenues - Our total reported comparable store sales declined by 1% during the three months ended June 29, 2013, but increased 1% on a constant currency basis. Comparable store sales refer to the growth of sales in stores that are open for at least one full fiscal year. Sales for stores that are closed during a fiscal year are excluded from the calculation of comparable store sales. Sales for stores that are either relocated, enlarged (as defined by gross square footage expansion of 25% or greater), or generally closed for 30 or more consecutive days for renovation are also excluded from the calculation of comparable store sales until such stores have been in their new location or in their newly renovated state for at least one full fiscal year. We use an integrated omni-channel strategy to operate our retail business, in which our e-commerce operations are interdependent with our physical stores. Sales from our e-commerce sites are included within comparable store sales for those geographies that have been serviced by the related e-commerce site for at least one full fiscal year. Consolidated comparable store sales information includes our Ralph Lauren stores (including concession-based shop-within-shops), factory stores, Club Monaco stores and e-commerce sites, and certain of our Ralph Lauren e-commerce sites. Sales from our Rugby stores and related e-commerce site, Rugby.com, are no longer included in comparable store sales due to the wind-down of our Rugby brand retail operations in Fiscal 2013.

The net increase in Retail net revenues primarily reflects:

•
a $7 million, or a 1%, net increase in consolidated comparable store sales on a constant currency basis, primarily driven by an increase from our Ralph Lauren e-commerce operations. Comparable store sales related to our e-commerce operations increased by 24% on both a reported and constant currency basis over the prior year period, and favorably impacted our total comparable store sales by approximately 2 to 3% on both a reported and constant currency basis. The increase in comparable store sales driven by e-commerce was ~~partially~~ offset by decreases in comparable store sales from certain of our freestanding Ralph Lauren stores, as well as from our concession shops in Asia. Our consolidated comparable store sales excluding e-commerce decreased approximately 3 to 4% and 1 to 2% on a reported and constant currency basis, respectively; and

•
a $31 million, or a 31%, net increase in non-comparable store sales on a constant currency basis, primarily driven by new store openings within the past twelve months, including new store openings in the Asia-Pacific region as part of our plan to reposition and upgrade our existing operations in that region, as well as the growth of our e-commerce operations through our recently launched Ralph Lauren e-commerce site in Japan and expanded distribution in Europe, which more than offset the impact of store closings in connection with the Rugby Closure Plan.

These increases were partially offset by:

•
a $16 million net decrease in revenues due to unfavorable foreign currency effects, comprised of unfavorable effects of $14 million and $2 million related to our comparable and non-comparable store sales, respectively. The unfavorable currency effects primarily related to the weakening of the Japanese Yen, partially offset by the strengthening of the Euro and the South Korean Won against the U.S. Dollar during the three months ended June 29, 2013 compared to the related prior fiscal year period.”

In responding to the Staff's comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this resolves the Staff's comment. I am happy to discuss this response with you at your convenience.

Sincerely,

/s/ Christopher H. Peterson
Christopher H. Peterson
Senior Vice President and Chief Financial Officer
Ralph Lauren Corporation

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